Via EDGAR

April 16, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings N.V.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-35042

Dear Mr. Krikorian:

We refer to your comment letter dated March 28, 2014 to Nielsen Holdings N.V. (“we” or “the Company”) and our response letter to you dated April 4, 2014. Pursuant to our subsequent conversation on April 9, 2014 with Christine Davis, Assistant Chief Accountant, we are providing below additional information with respect to the difference between fiscal 2012 pre-tax income for the Expositions business used for the purposes of the significance test performed in accordance with Rule 1-02(w) of Regulation S-X ($30 million) and fiscal 2012 pre-tax income from discontinued operations included in our consolidated financial statements filed as part of the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2013 ($59 million).

In connection with the disposition of the Expositions business, the Company calculated its significance test using historical financial information that was reasonably available at the time. The Company used its reported Segment operating profit and included a systematic rational allocation of corporate and interest expense to arrive at financial information that approximated the financial results on a “carve out” basis. The calculation was determined in compliance with SEC Staff Accounting Bulletin Topic 1.B.1 (“SAB Topic 1.B.1”), which would be followed in the preparation of carve-out financial statements and includes all costs of Expositions doing business. In the absence of implementation guidance from the Commission prescribing a method of calculating pre-tax income in determining the significance of a disposition, for the reasons outlined below we believe this to be a reasonable and appropriate approach.

We understand that separate financial statements of a disposed business are not required to be presented in connection with a significant disposition reportable pursuant to Item 2.01 of Form 8-K. However, we note that in connection with a proxy statement soliciting authorization for the disposal of a significant business, a registrant would be required to provide the separate carve-out financial statements of the business to be disposed (Division of Corporation Finance, Financial Reporting Manual - 1140.6 Disposal of a Business), with the calculation of significance in such a circumstance presumably made utilizing the same carve-out financial statements. Although we were not required to seek shareholder approval in connection with the sale of Expositions, we believe that the use of carve-out financial statements nonetheless provides a reasonable basis for purposes of calculating the significance of the disposal under Rule 1-02(w) of Regulation S-X.

In addition, the significance test for an acquired business is also determined using the conditions specified in the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X. In circumstances where a registrant acquires a business that represents less than substantially all of an entity, carve-out financial statements may be required. In these circumstances, the significance test would be performed based on the underlying carve-out financial statements of the acquired business reflecting all costs of doing business consistent with the guidance in SAB Topic 1.B.1.

Further, discussions with our auditors confirmed our understanding that the use of carve-out financial statements is a method used in practice to measure the significance of a disposed business.

The calculation of income before income taxes in compliance with SAB Topic 1.B.1 differs from the amount disclosed as pre-tax income from discontinued operations due to differences in accounting requirements governing discontinued operations as described in the FASB’s Accounting Standards Codification (“ASC”) 205-20, Presentation of Financial Statements – Discontinued Operations.

We have provided a reconciliation of the differences below (amounts in millions):

2012 Expositions income before income taxes, included in discontinued operations	$59

Expenses incurred by corporate parent on Expositions behalf (a)	$(15)
Interest expense allocation (b)	$(14)

2012 Expositions income before income taxes used for significance test	$30

(a)	For the purpose of the preparation of carve-out financial statements used in the significance test, in accordance with SAB Topic 1.B.1, the Company included expenses incurred by the corporate parent on Expositions’ behalf, which consist of officer and employee salaries, rent, depreciation, information technology, insurance, accounting and legal services. These expenses were allocated on the basis of usage or another reasonable and systematic basis when usage was not identifiable. The Company believes the approach utilized is in accordance with SAB Topic 1.B.1 and is moreover a reasonable and systematic method for allocating such costs to its businesses. In contrast, such expenses were excluded from the calculation of income before income taxes included in discontinued operations in accordance with ASC 205-20-45-9, which prescribes that general corporate overhead should not be allocated to discontinued operations.
(b)	For the purpose of the preparation of carve-out financial statements used in the significance test, in accordance with SAB Topic 1.B.1 and SAB Topic 5J, Question 3, the Company allocated a portion of the consolidated interest expense and debt extinguishment costs to Expositions. As Expositions’ assets had been utilized to guarantee the obligations of its corporate parent under its parent’s external debt, the Company believes such an allocation is necessary and appropriate to reflect all costs of Expositions doing business.

Should you have any further questions regarding this matter, please don’t hesitate to contact me at 203-563-3155.

Sincerely,

/s/ James W. Cuminale
James W. Cuminale
Chief Legal Officer